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Exhibit 99.1

Reconciliation to Accounting Principles Generally Accepted in the United States.

        The Company's unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2010 and 2009 have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in some respects from those in the United States. The following table presents amounts that would have been reported had the Company's unaudited interim consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"):

Consolidated Statement of Operations
(expressed in thousands of Canadian dollars, except share and per share amounts)

		Three months ended September 30		Nine months ended September 30
	Note	2010 (unaudited)	2009 (unaudited) Recast — see note (a)	2010 (unaudited)	2009 (unaudited) Recast — see note (a)
Net income (loss) under Canadian GAAP		$3,185	$(6,194)	$(22,999)	$(15,653)
Transaction costs relating to a business combination	(a)	—	—	—	(884)
Future income tax expense relating to business combination	(a)	—	—	—	8,500
Future mining tax expense (including business combination adjustments)	(a)	252	—	424	—
Amortization of mining interests	(a)	(290)	—	(397)	—
Amortization of capitalized interest	(c)	(13)	—	(78)	—
Tax liability on flow-through financing	(e)	—	—	(3,050)	—
Fair value adjustment on warrants	(h)	—	84	(995)	774
Fair value adjustment on share purchase warrants — liability	(i)	—	753	(542)	3,178
Exploration costs	(j)	(1,286)	—	(1,286)	—

Net income (loss) under U.S. GAAP		$1,848	$(5,357)	$(28,923)	$(4,085)

Income (loss) per share under U.S. GAAP
Basic		$0.01	$(0.05)	$(0.21)	$(0.04)

Diluted		$0.01	$(0.05)	$(0.21)	$(0.04)

Weighted average number of shares outstanding
Basic		147,537,429	104,099,989	138,814,869	94,592,696

Diluted		148,357,596	104,099,989	138,814,869	94,592,696

Consolidated Balance Sheets
(expressed in thousands of Canadian dollars)

	Note	September 30 2010 (unaudited)	December 31 2009 (unaudited) Recast — see note (a)
Total assets under Canadian GAAP		$307,204	$219,211
Increase in mining interests relating to a business combination	(a)	13,716	14,455
Increase (decrease) in mining interests relating to amortization	(a)	(387)	10
Increase in goodwill relating to a business combination	(a)	8,500	8,500
Pre-production costs, net	(b)	(3,313)	(3,313)
Amortization during the pre-production period	(b)	(1,651)	(1,651)
Increase in capitalized interest	(c)	2,421	2,421
Increase in accumulated amortization of capitalized interest	(c)	(1,566)	(1,488)
Decrease in mining interests relating to capitalized exploration costs	(j)	(1,286)	—

Total assets under U.S. GAAP		$323,638	$238,145

Total liabilities under Canadian GAAP		$42,713	$26,950
Increase (decrease) in future mining tax liability	(a)	(252)	911
Tax liability on flow-through financing	(e)	—	2,000
Fair value of share purchase warrants — liability	(h)	—	56

Total liabilities under U.S. GAAP		$42,461	$29,917

Shareholders' equity under Canadian GAAP		$264,491	$192,261
Cumulative adjustments under U.S. GAAP relating to prior years		15,967	(88)
Increase in equity instruments relating to a business combination	(a)	—	14,428
Increase (decrease) in common share capital relating to liability on flow-through financing	(e)	5,050	(2,000)
Increase (reduction) of purchase warrants relating to fair value adjustment on share purchase warrants — liability	(h), (i)	1,593	(3,909)
Adjustments to current year net income (loss) under U.S. GAAP		(5,924)	7,536

Shareholders' equity under U.S. GAAP		$281,177	$208,228

Consolidated Statements of Cash Flows
(expressed in thousands of Canadian dollars)

		Three months ended September 30		Nine months ended September 30
	Note	2010 (unaudited)	2009 (unaudited)	2010 (unaudited)	2009 (unaudited)
Cash provided by (used in) operations under Canadian GAAP		$(20,053)	$(8,911)	$(48,658)	$17,008
Transaction costs relating to a business combination	(a)	—	—	—	(884)
Exploration costs	(j)	(1,286)	—	(1,286)	—

Cash provided by (used in) operations under U.S. GAAP		$(21,339)	$(8,911)	$(49,944)	$16,124

Cash provided by (used in) financing activities under Canadian GAAP		$(678)	$46,443	$92,804	$41,921

Cash provided by (used in) financing activities under U.S. GAAP		$(678)	$46,443	$92,804	$41,921

Cash provided by (used in) investing activities under Canadian GAAP		$(14,185)	$(5,626)	$(28,787)	$(8,869)
Decrease in acquisition costs associated with Cadiscor Resources Inc. transaction costs	(a)	—	—	—	884
Exploration costs	(j)	1,286	—	1,286	—

Cash provided by (used in) investing activities under U.S. GAAP		$(12,899)	$(5,626)	$(27,501)	$(7,985)

Notes to the consolidated financial statements

(a)    The U.S. GAAP requirements for reporting transactions relating to a business combination vary from those utilized by the Company in its consolidated financial statements prepared on the basis of Canadian GAAP. Under U.S. GAAP, the following disclosure would have been reported:

Acquisition of Cadiscor Resources Inc. ("Cadiscor")

        In May 2009, the Company acquired all of the outstanding common shares of Cadiscor in an all-equity transaction. Prior to the acquisition, the Company advanced to Cadiscor $7.5 million, consisting of a $5.4 million 12% convertible debenture, and a $2.1 million 12% debenture, the proceeds of which would be used by Cadiscor to bring the Sleeping Giant gold mine in Quebec back into production.

        The results of Cadiscor's operations have been included in these consolidated financial statements since the date of acquisition.

        Pursuant to the acquisition agreement, Cadiscor shareholders received 0.33 common shares of the Company for each common share of Cadiscor. The Company issued 14.5 million common shares on closing at a price of $2.66 per share based on the closing stock price of the Company's common shares on May 26, 2009, as such price is determined under U.S. GAAP.

        In addition, all of Cadiscor's outstanding stock options and warrants as at the date of acquisition were exchanged for equivalent instruments in the Company. Approximately 0.9 million stock options and 1.4 million warrants were issued by the Company in the exchange. Under U.S. GAAP, the Company would record $1.6 million and $2.0 million as part of the purchase consideration, representing the fair value of these stock options and warrants respectively. The Company also assumed the equity conversion option relating to convertible debentures with an assigned fair value of $3.3 million under U.S. GAAP at the date of acquisition.

        The following table summarizes the fair value of the assets acquired and liabilities assumed as at the date of acquisition, as determined under U.S. GAAP.

ASSETS
Current Assets
Cash and cash equivalents	$7,248
Taxes recoverable	461
Inventories	420
Other assets	559
Future mining tax asset	31

8,719
Mining interests	53,806
Mine restoration deposit	1,769
Goodwill	8,500

$72,794

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$3,531
Current portion of obligation under capital leases	7

3,538
Mine restoration obligation	4,291
Long-term debt	11,066
Obligation under capital leases	27
Future income tax liability	8,500

$27,422

Net assets acquired	$45,372

TOTAL PURCHASE CONSIDERATION
Common share capital	$38,457
Stock options	1,582
Purchase warrants	2,003
Convertible rights on convertible debenture	3,330

Total purchase price	$45,372

        Under Canadian GAAP, the Company applied a closing common share price of $1.89 per share based on the volume weighted average closing stock price of the Company's common shares for the period from March 27, 2009 to April 2, 2009.

        As a result of using that share price, under Canadian GAAP, the stock options and warrants exchanged for equivalent instruments in the Company were recorded at a value of $1.0 million and $1.2 million respectively and the equity conversion option relating to convertible debentures was assigned a fair value of $1.4 million at the date of acquisition.

        In addition, under Canadian GAAP, transaction costs of $0.9 million incurred as part of a business combination were included in the acquisition price. These transaction costs are expensed as incurred under U.S. GAAP.

        During the six month period ended June 30, 2010, management finalized the purchase allocation for the acquisition of Cadiscor. In accordance with U.S. GAAP, the impact of the finalization of the purchase equation has been reflected as if the accounting for the business combination was completed at the acquisition date and accordingly, the December 31, 2009 consolidated balance sheet has been recast to reflect such adjustments. This has resulted in an increase in future mining tax assets of $31, an increase in accounts payable of $1,799, an increase in the mine restoration obligation of $1,754, and a corresponding net increase in mining interests of $3,522 on the acquisition date.

        In addition, a future income tax liability of $8.5 million was recognized, with a corresponding increase in goodwill for U.S. GAAP at the acquisition date. As a result of the recognition of this future income tax liability, management reversed an equivalent amount for the valuation allowance recorded against existing tax loss carryforwards. Under U.S. GAAP this reversal has been recognized in the income statement.

        Goodwill is evaluated for impairment, at a minimum, on an annual basis by management. Additional periodic analyses and adjustments may also be performed as management identifies key developments which suggest impairment may exist under U.S. GAAP.

        In addition to the balance sheet adjustments at the acquisition date, as reflected above, the net impact of the finalization of the purchase equation on the reported balance sheet totals at December 31, 2009 also included an increase in amortization of mining interests of $305, a reduction of other assets of $880 relating to previously reported future tax asset reconciliations between Canadian and U.S. GAAP, and a corresponding decrease in mining interests of $1,185.

        The following unaudited supplemental pro-forma information is presented to illustrate the effects of the acquisition on the operating results for the year ended December 31, 2009 under U.S. GAAP, as if the acquisition had occurred at the beginning of the year.

Revenue from metal sales — after pricing adjustments	$6,140

Net loss	$(23,177)

Basic and diluted loss per share	$(0.23)

(b)    Under Canadian GAAP, the Company capitalizes all costs incurred, net of realized revenue, relating to the Sleeping Giant gold mine prior to commercial production and does not amortize assets under the unit of production method prior to achieving commercial production. Under U.S. GAAP, the Company is required to begin recognizing such revenues, costs, and amortization in the income statement from the first date production occurs.

        The Company's Sleeping Giant gold mine in Quebec achieved its first gold pour on October 6, 2009, but did not achieve commercial production until January 1, 2010. As a result, revenues of $2,322 and costs of $5,635 for the period of October 6 to December 31, 2009 have been capitalized under Canadian GAAP and no amortization has been taken during that period. Under U.S. GAAP, net production costs of $3,313 and amortization of $1,946 are recognized in the income statement.

(c)    Under Canadian GAAP, the Company capitalizes interest on major projects where direct indebtedness has occurred and commences amortization upon reaching commercial production. Under U.S. GAAP, interest is capitalized as it arises from indebtedness incurred, directly or indirectly, to finance development and construction activities on assets that are not yet subject to amortization or depletion. For 2009, interest of $nil (2008 — $nil), respectively, has been capitalized related to the investment in the underground development at the Lac des Iles ("LDI") mine, which reached commercial production during the first quarter of 2006. Upon the underground mine reaching commercial production, the Company commenced amortization of interest capitalized for the underground development, in addition to the amortization of interest amounts previously capitalized under U.S. GAAP.

        For the year ended December 31, 2009, the LDI mine, to which the above capitalized interest relates, remained on care and maintenance. As a result, no production existed and no amortization was recorded based on the mine's use of the unit of production method to amortize its mining assets. Amortization of capitalized interest resumed on April 1, 2010 following the successful restart of operations at the LDI mine.

(d)    Canadian GAAP allows for the reduction of the stated capital of outstanding common shares with a corresponding offset to deficit. This reclassification, which the Company made in 1991, is not permitted by U.S. GAAP and results in an increase in both capital stock and deficit of $6,098 as at September 30, 2010 and December 31, 2009.

(e)    Under Canadian GAAP, proceeds received from the issue of flow-through shares are included in the value of the Company's common share capital and subsequent renunciation of tax deductions is applied to reduce common share capital as a cost of issuing equity.

        Under U.S. GAAP, the fair value of the common shares issued is added to share capital with any excess of proceeds over fair value of the common shares being recorded as a liability. The renunciation of tax deductions to holders of flow-through shares is treated as a future tax expense rather than as a cost of issuing equity as required by Canadian GAAP.

(f)    U.S. GAAP requires that amounts totaling 5% or more of current liabilities be identified separately. As at September 30, 2010, these amounts were as follows: trade payables and accruals — $15,932 (December 31, 2009 — $9,779); other accruals — $6,317 (December 31, 2009 — $1,416).

(g)    U.S. GAAP does not permit the disclosure of subtotal of cash from operations before changes in non-cash working capital.

(h)    Under Canadian GAAP, the components of the convertible notes payable must be bifurcated and accounted for separately as debt and equity instruments. The attached warrants are separable from the convertible notes and are accounted for in accordance with EITF 07-5 as discussed in note (i) below.

        Under U.S. GAAP the Company allocated the residual amount of the gross proceeds received to the convertible notes payable after the separate fair value measurement of the warrants and embedded derivatives. The Company allocated the Series I proceeds as follows: US$18,504 to the debt, US$10,060 to the embedded derivatives and US$6,436 to the warrants. The Company allocated the Series II proceeds as follows: US$9,952 to the debt, US$2,092 to the embedded derivatives and US$1,456 to the warrants.

        Differences in U.S. GAAP and Canadian GAAP result from the initial allocation differences and the subsequent accretion expenses, amortization of deferred financing costs and from the fair value re-measurement of the warrant and embedded derivatives as liabilities each reporting period under U.S. GAAP. These convertible notes were fully repaid prior to December 31, 2008. As a result, these differences only affect reported balances relating to 2008, with the exception of the warrants that must be adjusted to fair value at each reporting date.

(i)    Under U.S. GAAP, common share purchase warrants denominated in a foreign currency are presented as a liability and subsequent changes in fair value are recorded in the consolidated statements of loss and deficit at each reporting date. Additional disclosure is also included regarding the Company's current year adoption of Codification Topic 815-40 — Contracts in entity's own equity (formerly EITF 07-5 — Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity's Own Stock) below.

(j)    In March 2009, the EIC issued EIC-174, "Mining Exploration Costs", which provides guidance on capitalization of exploration costs related to mining properties. EIC 174 refers to CICA Handbook Section 3061 "Property, Plant and Equipment", paragraph .21 which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. EIC 174 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC 174 also sets forth the Committee's consensus that a mining enterprise in the exploration stage is not required to consider the conditions of AcG-11, "Enterprises in the Development Stage", regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, if an enterprise has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property it is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in AcG-11 and CICA Handbook Section 3063, "Impairment of Long-lived Assets", in determining whether subsequent write-down of capitalized exploration costs related to mining properties is required.

        Under Canadian GAAP, the Company considers that certain exploration costs incurred during the three month period ending September 30, 2010 have the characteristics of property, plant and equipment and, accordingly, deferred such costs. Furthermore, pursuant to EIC 174, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless certain conditions exist.

        Under United States GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with the U.S. Securities and Exchange Commission Industry Guide 7, and consists of identifying that part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized.

(k)    The fair value hierarchy established by ASC Subtopic 820-10 establishes three levels to classify the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Level 1	Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	Inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

Level 3	Inputs are unobservable (supported by little or no market activity).

        The Company utilizes the market approach to measure fair value. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

        The following table sets out the Company's financial assets and (liabilities) measured at fair value by level within the hierarchy as at September 30, 2010:

Description	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$113,614	$—	$—	$113,614
Accounts receivable	—	44,279	—	44,279
Warrants on shares	—	(6,969)	—	(6,969)
Stock options	—	(3,676)	—	(3,676)

        The Company's cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The cash instruments that are valued based on quoted market prices in active markets are primarily money market securities. Due to the short maturity of cash, carrying amounts approximate fair values.

        The Company's accounts receivable are classified within Level 2 of the fair value hierarchy because they consist of outstanding metal settlements which are provisionally priced and marked to market at the end of each month at forward pricing and foreign exchange rates.

        The Company's warrants on shares and stock options are valued using pricing models and the Company generally uses similar models to value similar instruments. Valuation models require a variety of inputs, including market price of common shares, measures of volatility, risk free interest rates and correlations of such inputs. Such instruments are typically classified within Level 2 of the fair value hierarchy.

Adoption of new United States accounting pronouncements

FASB Accounting Standards Codification ("ASC")

        On July 1, 2009, the Company adopted the FASB Accounting Standard Codification ("ASC") (formerly SFAS No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162"). The ASC is the single source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. The Codification reorganized the thousands of GAAP pronouncements into accounting topics and displays them using a consistent structure. Also included in the Codification is relevant Securities and Exchange Commission ("SEC") guidance organized using the same topical structure in separate sections within the Codification. On the effective date of the ASC, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other non grandfathered non-SEC accounting literature not included in the Codification became non authoritative. The ASC was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of the ASC changed the Company's references to U.S. GAAP accounting standards but did not have any impact on the consolidated financial statements.

Codification Topic 815-40 — Contracts in entity's own equity

        In June 2008, the FASB ratified Codification Topic 815-40, (formerly EITF 07-5, "Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity's Own Stock"). Codification Topic 815-40 provides guidance in determining whether or not derivative financial instruments are indexed to a Company's own stock. It is effective the first fiscal year beginning after December 15, 2008, including interim periods within those fiscal years. On January 1, 2009, the Company adopted Codification Topic 815-40 which defines when adjustment features within contracts are considered to be equity-indexed, in order to determine whether an instrument meets the definition of a derivative under Codification Topic 815, (formerly SFAS 133). The adoption of Codification Topic 815-40 affects the accounting for the U.S. dollar denominated common share purchase warrants, which are considered derivative instruments and are required to be measured at fair value. There is no similar requirement under Canadian GAAP. The cumulative effect of the change in accounting principle for U.S. GAAP is recognized as a reclassification of $3.9 million to Share Purchase Warrant-Liability and an adjustment to the opening balance of retained earnings of $2.1 million with a corresponding $6.0 million decrease in Share Purchase Warrants as at January 1, 2009.

Codification Topic 820-10 — Improving disclosures about fair value measurements

        In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, which provides amendments to Subtopic 820-10, Fair Value Measurements and Disclosures (formerly SFAS No. 157, Fair Value Measurements). The new disclosures now required by the amended guidance include the amounts of significant transfers in and/or out of Level 1 and Level 2 fair value measurements and the reasons for the transfers, and a reconciliation of the activities in Level 3 fair value measurements on a gross basis. In addition, this ASU clarifies the existing disclosure requirements for level of disaggregation, and disclosures about inputs and valuation techniques. The new disclosures and clarifications of existing disclosures are effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity for purchases, sales, issuances, and settlements on a gross basis. Those disclosures are effective for fiscal years beginning after December 15, 2010. The adoption of this guidance had no impact on the consolidated financial statements. Disclosure relating to these fair values is included in note (j).

Codification Topic 855 — Subsequent events

        In May 2009, the FASB updated the ASC guidance for subsequent events to establish general standards of accounting for, and disclosures of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements. As a result, SEC registrants will not disclose the date through which management evaluated subsequent events in the financial statements. This change for SEC registrants was effective immediately. The adoption of the updated guidance had no impact on the Company's financial statements.

Amendments and technical corrections to various codification topics

        In February 2010, the Financial Accounting Standards Board ("FASB") updated Accounting Standards Codification ("the Codification" or "ASC") guidance which contains amendments and technical corrections to certain Codification topics. While the guidance does not significantly alter U.S. GAAP, it may result in limited change to existing practice. The clarifications of the guidance on embedded derivatives and hedging are effective for fiscal years beginning after December 15, 2009. The adoption of the updated guidance had no impact on the Company's financial statements.

Recently issued United States accounting pronouncements

Codification Topic 605 — Multiple-deliverable revenue arrangements

        In September 2009, the FASB issued authoritative guidance regarding multiple-deliverable revenue arrangements. This guidance addresses how to separate deliverables and how to measure and allocate consideration to one or more units of accounting. Specifically, the guidance requires that consideration be allocated among multiple deliverables based on relative selling prices. The guidance establishes a selling price hierarchy of (1) vendor-specific objective evidence, (2) third-party evidence and (3) estimated selling price. This guidance is effective for annual periods beginning after June 15, 2010 but may be early adopted as of the beginning of an annual period. The Company is currently evaluating the effect that this guidance will have on consolidated financial position and results of operations.

Codification Topic 718 — Compensation — stock compensation

        In April 2010, the FASB issued ASU 2010-13, Compensation — Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. This ASU provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore an entity would not classify such an award as a liability if it otherwise qualifies as equity. The guidance also clarifies that disclosures currently required are applicable to a share-based payment award, including the nature and terms of share-based payment arrangements. The amendments in this ASU are effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2010 and the Company is currently evaluating the effect that this guidance will have on consolidated financial position and results of operations.

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  Exhibit 99.1